Final Term Sheet

Filed pursuant to Rule 433

Dated February 13, 2013

Relating to

Prospectus Supplement dated February 13, 2013 to

Registration Statement No. 333-183150

$ 400,000,000 0.75% Notes due 2016

$ 500,000,000 2.70% Notes due 2023

Issuer:	Praxair, Inc.

Trade Date:	February 13, 2013

Settlement Date:	February 21, 2013 (T+5)

	2016 Notes	2023 Notes

Title of Securities:	0.75% Notes due 2016	2.70% Notes due 2023

Principal Amount:	$400,000,000	$500,000,000

CUSIP / ISIN:	74005P BE3 / US74005PBE34	74005P BF0 / US74005PBF09

Maturity Date:	February 21, 2016	February 21, 2023

Benchmark Treasury:	T 0.375% due January 15, 2016	T 1.625% due November 15, 2022

Benchmark Treasury Price and Yield:	99-27 3/4 and 0.421%	96-16+ and 2.020%

Spread to Benchmark Treasury:	35 basis points	72 basis points

Yield to Maturity:	0.771%	2.740%

Interest Rate:	0.75% per annum	2.70% per annum

Public Offering Price (Issue Price):	99.938% of the Principal Amount thereof	99.652% of the Principal Amount thereof

Interest Payment Dates:	Semi-annually in arrears on each February 21 and August 21 commencing August 21, 2013	Semi-annually in arrears on each February 21 and August 21 commencing August 21, 2013

Redemption Provisions:

Make-Whole Call:	Treasury Rate plus 5 basis points	Treasury Rate plus 10 basis points prior to November 21, 2022

Par Call:	N/A	On or after November 21, 2022

Joint Bookrunners:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Banca IMI S.p.A. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC SMBC Nikko Capital Markets Limited The Williams Capital Group, L.P. Wells Fargo Securities, LLC

We expect that delivery of the notes will be made to investors on or about February 21, 2013, which will be the fifth business day following the date of this offering memorandum (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc., toll free at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322 or Mitsubishi UFJ Securities (USA), Inc., toll free at 1-877-649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.